UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

SPECIAL VALUE CONTINUATION FUND, LLC

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 21,333.1

7. Sole Dispositive Power 0

8. Shared Dispositive Power 31,003.1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,003.1

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
(a)	Name of Issuer SPECIAL VALUE CONTINUATION FUND, LLC
(b)	Address of Issuer's Principal Executive Offices
Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, CA 90405
Item 2.
(a)	Name of Person Filing Wells Fargo & Company, on belhalf of itself and its subsidiaries
(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94104
(c)	Citizenship Delaware
(d)	Title of Class of Securities Common Stock, par value $0.001 per share
(e)	CUSIP Number N/A

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 31,003.1
(b)	Percent of class: 7.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 21,333.1
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 31,003.1

Person 2
1.	(a) Names of Reporting Persons. WFC Holdings Corporation
(b) Tax ID 41-1921346

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 11,688.133

7. Sole Dispositive Power 0

8. Shared Dispositive Power 21,358.133

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,358.133

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions)

CO

Item 1.
(a)	Name of Issuer SPECIAL VALUE CONTINUATION FUND, LLC
(b)	Address of Issuer's Principal Executive Offices
Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, CA 90405
Item 2.
(a)	Name of Person Filing WFC Holdings Corporation
(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94104
(c)	Citizenship Delaware
(d)	Title of Class of Securities Common Stock, par value $0.001 per stock
(e)	CUSIP Number N/A

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 21,358.133
(b)	Percent of class: 5.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 11,688.133
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 21,358.133

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date
/s/ Jane E. Washington
Signature
Jane E. Washington, VP Trust Operations
Name/Title

Exhibit A
EXPLANATORY NOTE This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit B.
Exhibit B
Each of the subsidiaries is a direct or indirect wholly owned subsidiary of Wells Fargo & Company. Aggregate beneficial ownership of the issuer's Common Stock, par value $0.001 per share, reported by Wells Fargo & Company under item 9 on page 2 is on a consolidated basis as of December 31, 2011, and includes any beneficial ownership separately reported herein by its subsidiaries.

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

WFC Holdings Corporation, a Corporation
Wells Fargo Bank, N.A., a Bank
Wells Fargo Securities, LLC, a Broker-Dealer

Exhibit C
AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock, par value $0.001 per share of Special Value Continuation Fund, LLC beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of WFC Holdings Corporation.

Date: February 14, 2012

WELLS FARGO & COMPANY

By: /s/Jane E. Washington, VP Trust Operations

WFC HOLDINGS CORPORATION

By: /s/Gilbert Shen, Vice President

Exhibit D
A brief summary of the historical progression of such aggregate beneficial ownership is set forth below.

Upon information and belief, as of July 2006, WFC Holdings Corporation directly beneficially owned 21,358.133 shares of Common Stock (or approximately 5.1%). As of December 31, 2008, WFC Holdings Corporation directly beneficially owned 21,358.133 shares of Common Stock (or approximately 5.1%) and Wells Fargo Securities, LLC (known at the time as Wachovia Capital Markets, LLC) directly beneficially owned 9,217.635 shares (or approximately 2.2%). As a result of a merger of Wells Fargo and Wachovia, as of January 1, 2009, Wells Fargo & Company indirectly beneficially owned 30,575.768 shares of Common Stock (or approximately 7.3%), including 21,358.133 shares of Common Stock (or approximately 5.1%) beneficially owned by WFC Holdings Corporation and 9,217.635 shares of Common Stock (or approximately 2.2%) beneficially owned by Wells Fargo Securities, LLC directly. Subsequently, in December, 2010, Wells Fargo Bank, N.A. acquired 427.332 shares of Common Stock (or approximately 0.1%) on behalf of its clients. Thereafter, as of December 31, 2010, Wells Fargo & Company beneficially owned 31,003.1 shares of Common Stock (or approximately 7.4%), including 21,358.133 shares of Common Stock (or approximately 5.1%) beneficially owned by WFC Holdings Corporation and 9,217.635 shares of Common Stock (or approximately 2.2%) beneficially owned by Wells Fargo Securities, LLC directly. Such holdings were the same as of December 31, 2011, as reported by Wells Fargo & Company under Item 9 on page 2.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)